23.3 consent of Karen Batcher, Esq.


                        Law Offices of Karen A. Batcher
                           4190 Bonita Road, Suite 205
                                Bonita, CA 91902
                                 (619) 788-7881


January 19, 2004


Board of Directors
Up & Down Video, Inc.
4190 Bonita Road, No. 105
Bonita, CA 91902

Re:               My Legal Opinion Pursuant to SEC Form SB-2
                  Registration Statement for Up & Down Video, Inc. Tax Consequences of Registration and Distribution

Dear Lady and Gentlemen:

         You have requested my opinion as counsel for Up & Down Video, Inc., a Delaware corporation (the "Company") and certain of its shareholders (the "Selling Shareholders") in connection with a Registration Statement on Form SB-2 and the Prospectus included therein (collectively the "Registration Statement") regarding the tax consequences of registration of the subject shares and subsequent distribution to shareholders of Travers International, Inc. .

         The undersigned is admitted to practice and is in good standing with the State Bar of California.

                           THE REGISTRATION STATEMENT

         The Registration Statement relates to the distribution of 500,000 shares of the Company's common stock (the "Shares") owned by Travers International, Inc. to its approximately 150 shareholders of record as of the close of business on July 31, 2003 (the "Distribution").

                                  LEGAL OPINION

         Based upon our review of the Federal tax laws, I am of the opinion that:

1. As a result of Travers International, Inc. having no current or accumulated earnings and profits allocable to the Distribution no portion of the amount distributed will constitute a dividend for federal income tax purposes. Therefore, no portion of the amount received constitutes a dividend, and will not be eligible for the dividends-received deduction for corporations. Each Travers Inc. stockholder will have a tax basis in Up & Down Video's common stock distributed equal to the fair market value of the common stock distributed on the Distribution date. The Distribution is not taxable as a dividend. The distribution will be treated as a tax-free return of capital to the extent that the fair market value of such portion of the amount received does not exceed the stockholder's basis in the Travers International, Inc. common stock held, and as a capital gain if and to the extent that the fair market value of such portion is greater than such tax basis.

                         CONSENT TO USE OF LEGAL OPINION

         I hereby consent to the reference to my name in the Registration Statement under the caption "Legal Matters" and to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, I do hereby admit that I come within the category of a person whose consent is required under
Section 7 of the Securities Act of 1933, as amended, or the general rules and regulations thereunder.


Very truly yours,



KAREN A. BATCHER, ESQ.